UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

Semiannual Report Pursuant to Regulation A of the Securities Act of 1933

For the fiscal Semiannual Period ended June 30, 2023

Here Collection LLC

(Exact name of issuer as specified in its charter)

Delaware	87-1896999
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1111 Brickell Ave, 10th Floor, Miami, FL (Full Mailing Address of principal executive offices)	33131 (Zip Code)

407-553-2453
Issuer’s telephone number, including area code

THIS SEMI-ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED HEREIN, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

FACTORS THAT COULD CAUSE OR CONTRIBUTE TO THESE DIFFERENCES INCLUDE THOSE CONTAINED IN THE SECTION OF THE COMPANY’S LATEST OFFERING CIRCULAR (THE “OFFERING CIRCULAR”) FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) ENTITLED “RISK FACTORS”, WHICH SECTION IS INCORPORATED HEREIN BY REFERENCE.

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

Here Collection, LLC (the “Company” or “Here Collection”) was organized in the State of Delaware on June 15, 2021, as a wholly owned subsidiary of Here Investments Inc. (“Here Investments”). Here Collection is an investment vehicle that intends to enable investors to own fractional ownership of a specific vacation rental property. This lowers the cost-of-entry and minimizes the time commitment for real estate investing. An investment in the Company entitles the investor to the potential economic benefits normally associated with direct property ownership, while requiring no investor involvement in asset or property management.

The Company has established and may continue to establish separate series (each a “Series”) for the holding of vacation rental properties to be acquired by the Company. Notably, the debts, liabilities and obligations incurred, contracted for or otherwise existing with respect to a particular Series of the Company will be enforceable against the assets of the applicable Series only, and not against the assets of the Company. In addition, Here Collection will manage all underlying assets related to the various Series including the sales of property, property vacation bookings, maintenance and insurance. The Company intends to treat each Series as a separate entity for U.S. federal income tax purposes and that each Series will be treated as a corporation for U.S. federal income tax purposes.

Here Investments is the managing member (in such capacity, the “Managing Member”) of Here Collection. Here Investments was incorporated in the State of Delaware on February 22, 2021. Here Investments is a real estate investment platform that allows individual investors to have direct access to quality vacation rental estate investment opportunities and invest in individual vacation rental properties.

Series Offering Table

The table below shows key information related to the Offering of each Series pursuant to Regulation A of the Securities Act of 1933, as amended, (“Regulation A”), as of June 30, 2023.

Series Name	Underlying Asset(s)	Offering Price per Series Interest	Offering Size	Subscribed Series Interests	Initial Qualification Date	Open Date	Closing Date	Offering Status
Series #1	A residential property located at 1989 Loraine Rd., Largo, FL 33774	$1.00	$389,340	389,340	02/28/2022	03/01/20222	04/05/2022	Closed

Series #2	A residential property located at 335 Maple Ridge Dr., Big Bear City, CA 92314	$1.00	$449,444	449,444	06/13/2022	06/13/2022	08/11/2022	Closed

Series #3	A residential property located at 1182 Ski Mountain Rd., Gatlinburg, TN 37738	$1.00	$393,939	393,939	06/13/2022	06/13/2022	08/15/2022	Closed

Series #4	A residential property located at 4726 Avenida La Flora Desierta, Joshua Tree, CA 92252	$1.00	$568,723	568,723	06/13/2022	06/13/2022	09/12/2022	Closed

Series Name	Underlying Asset(s)	Offering Price per Series Interest	Offering Size	Subscribed Series Interests	Initial Qualification Date	Open Date	Closing Date	Offering Status
Series #6	A residential property located at 3903 Mendocino Dr, Galveston, TX 77554	$1.00	$512,176	512,176	08/16/2022	08/16/2022	09/19/2022	Closed

Series #7	A residential property located at 24 Tano Vida, Santa Fe, NM 87506	$1.00	$1,189,570	1,189,570	08/16/2022	08/16/2022	09/13/2022	Closed

Series #8	A residential property located at 326 Tanglewood Cv, Blue Ridge, GA 30513	$1.00	$558,383	558,383	08/16/2022	08/16/2022	09/13/2022	Closed

Series #9	A residential property located at 4520 N Quartz Hill Dr, Tucson, AZ 85750	$1.00	$883,283	883,283	09/06/2022	09/06/2022	11/14/2022	Closed

Series #11	A residential property located at 25 E Circle Dr, Sedona, AZ 86336	$1.00	$1,445,454	1,445,454	09/06/2022	09/06/2022	10/17/2022	Closed

Series #13	A residential property located at 6572 Serviceberry Dr, Park City, UT 84098	$1.00	$850,498	850,498	09/26/2022	09/26/2022	12/8/2022	Closed

Series Name	Underlying Asset(s)	Offering Price per Series Interest	Offering Size	Subscribed Series Interests	Initial Qualification Date	Open Date	Closing Date	Offering Status

Series #16	A residential property located at 2000 Aska Rd, Blue Ridge, GA 30513	$1.00	$694,949	694,949	01/24/2023	01/25/2023	02/22/2023	Closed

Series #17	A residential property located at 3 W Lake Ct, Sunrise Beach, MO 65079	$1.00	$879,343	879,343	02/27/2023	02/28/2023	3/31/2023	Closed

Series #18	A residential property located at 22802 Ann Miller Rd, Panama City Beach, FL, 32413	$1.00	$1,410,101	1,410,101	03/20/2023	03/21/2023	7/24/2023	Closed

Offering Results

During the year ended December 31, 2022, the Company commenced Regulation A offerings of 10 Series and such Series have raised aggregate offering proceeds of $7,240,810 and acquired 10 properties. During the six-months ended June 30, 2023, the Company commenced Regulation A offerings of three Series and such Series have raised aggregate offering proceeds of $2,984,393 and acquired three properties.

Results of Operation

The following table sets forth key components of our results of operations during the six months ended June 30, 2023 and June 30, 2022:

Total Combined	June 30, 2023	June 30, 2022

Rental Revenue	$276,233	1,686
Total Revenue	276,233	1,686

Operating Expenses:
Repairs and maintenance	59,470	8,081
Depreciation	-	5,902
Utilities	17,564	86
Insurance expense	12,757	1,130
Property taxes	17,070	6,125
Total operating expenses	106,861	21,324

Income from operations	169,373

Fees, Interest & other expenses
Property Management Fees	(523)	-
Asset Management Fee	-	-
Interest expense	(166,305)	(11,544)
Other expenses	(58,920)	(20,872)
Total Fees, Interest & other expenses	(225,747)	(32,416)

Net loss	$(56,374)	(52,054)

Revenues

Revenues are generated at the Series level. Each Series generates revenue through rental income earned from its underlying property. The following table sets forth each Series’ revenues during the six months ended June 30, 2023 and June 30, 2022. Series indicated with an * were not yet formed as of June 30, 2022:

Series Rental Revenue	June 30, 2023	June 30, 2022
Series 1	19,599	-
Series 2	33,302	-
Series 3	26,130	1,686
Series 4	4,694	-
Series 6	36,395	*
Series 7	57,088	*
Series 8	25,629	*
Series 9	31,360	*
Series 11	25,922	*
Series 13	16,115	*
Series 16	-	*
Series 17	-	*
Series 18	-	*
Total	276,233	1,686

Operating Expenses

The operating expenses incurred by each Series prior to such Series acquiring title to its underlying property from Here Investments are paid by the Managing Member, subject to reimbursement from the applicable Series. For more information about the operating expenses of the Series, please see “Summary—Compensation Paid to our Managing Member and its Affiliates” of our Offering Circular, and which is incorporated herein by reference.  The following table sets forth each Series’ operating expenses during the six months ended June 30, 2023 and June 30, 2022:

Series Operating Expenses	June 30, 2023	June 30, 2022
Series 1	9,100	11,611
Series 2	12,973	17,221
Series 3	8,165	19,537
Series 4	3,221	5,371
Series 6	15,632	*
Series 7	16,565	*
Series 8	10,040	*
Series 9	16,618	*
Series 11	8,872	*
Series 13	5,675	*
Series 16	-	*
Series 17	-	*
Series 18	-	*
Total	106,861	53,740

Net Income/(Loss)

As a result of the cumulative effect of the foregoing factors, we generated aggregate net losses of $56,374 for the six months ended June 30, 2023. The following table sets forth each Series’ net income / (loss) during the six months ended June 30, 2023 and June 30, 2022:

Series Net Income (Loss)	June 30, 2023	June 30, 2023
Series 1	4,635	(11,611)
Series 2	(6,383)	(17,221)
Series 3	(2,793)	(17,851)
Series 4	(8,281)	(5,371)
Series 6	427	*
Series 7	3,924	*
Series 8	(7,647)	*
Series 9	(12,138)	*
Series 11	(3,638)	*
Series 13	(24,482)	*
Series 16	-	*
Series 17	-	*
Series 18	-	*
Total	(56,374)	(52,054)

Distributions

To date, we have declared the following distributions for holders of our Series Interests:

Series of Here Collection LLC	Distribution Date	Amount of Distribution per Series Interest	Form 1-U
Series #1	07/29/2022	$0.018	1-U
Series #1	11/30/2022	$0.013	1-U
Series #1	02/16/2023	$0.025	1-U
Series #1	06/05/2023	$0.02	1-U
Series #2	02/16/2023	$0.008	1-U
Series #2	06/05/2023	$0.0166	1-U
Series #3	02/16/2023	$0.006	1-U
Series #3	08/12/2023	$0.0089	1-U
Series #4	02/16/2023	$0.013	1-U
Series #6	02/16/2023	$0.003	1-U
Series #6	08/12/2023	$0.0045	1-U
Series #7	02/16/2023	$0.013	1-U
Series #7	08/12/2023	$0.0006	1-U
Series #8	02/16/2023	$0.006	1-U

Redemption Plan

In order to provide an opportunity to investors who need to establish liquidity after acquiring Series Interests, each Series provides a limited redemption right to investors. Subject to Section 7.5 of the Company’s Second Amended and Restated Limited Liability Company Agreement (our “Operating Agreement”) and unless stated otherwise in the applicable Series Designation (as defined in our Operating Agreement), a Member (as defined in our Operating Agreement) associated with one or more Series may request the redemption of his, her, or its Series Interests as follows:

●For redemption requests made in the first twelve (12) months following the acquisition of Series Interests in an offering, the redemption price will be equal to eighty percent (80%) of the purchase price of the Series Interests being redeemed reduced by (i) the aggregate sum of distributions already paid to the Member with respect to such Series Interests, rounded down to the nearest cent, and (ii) the aggregate sum of distributions, if any, that are declared but unpaid with respect to such Series Interests subject to the redemption request.

●For redemption requests made in the second twelve (12) months following the acquisition of Series Interests in an offering, the redemption price will be equal to ninety percent (90%) of the purchase price of the Series Interests being redeemed, which will not be reduced by the aggregate sum of distributions, if any, that have been paid with respect to such Series Interests prior to the date of the redemption request or have been declared by the Managing Member but are unpaid with record dates during the period between the redemption request date and the redemption date.

●For redemption requests made thereafter, the redemption price will be equal to one-hundred percent (100%) of the purchase price of the Series Interests being redeemed and will similarly not be reduced by paid or declare but unpaid distributions.

●Among other limitations detailed in the Operating Agreement, Members in the aggregate are limited to redemption requests of up to ten percent (10%) of the Series’ then cash flow.

The Managing Member may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time without prior notice, including to protect the Series’ operations and non-redeemed Members, to prevent an undue burden on the Series’ liquidity, to maintain the Company’s tax status, to comply with federal securities laws and regulations, or for any other reason.

As of June 30, 2023, Series #1 is the only eligible series that has existed longer than a year and therefore, a redemption plan would normally be made available; however, at this time, all redemptions have been suspended by the Managing Member.

Critical Accounting Policies

Our accounting policies have been established to conform with U.S. Generally Accepted Accounting Principles (“GAAP”). The preparation of financial statements in conformity with GAAP requires us to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the dates on the Company’s financial statements and the reported amounts of revenue and expenses during the reporting periods. We believe that we have made these estimates and assumptions in an appropriate manner and in a way that accurately reflects our financial condition. We continually test and evaluate these estimates and assumptions using our historical knowledge of the business, as well as other factors, to ensure that they are reasonable for reporting purposes. However, actual results may differ from these estimates and assumptions. If our judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied, thus resulting in a different presentation of the financial statements.

We believe our critical accounting policies govern the significant judgments and estimates used in the preparation of our financial statements.

For further information please see Note 2, Summary of Significant Accounting Policies, in our financial statements.

Liquidity and Capital Resources

The Company’s capital resources are derived from operating cash flow, once it has raised sufficient funds through the offering of Series Interests to acquire vacation rental properties, revenues generated and debt and/or equity financing arrangements. Each Series will be dependent on the net proceeds from its offering for funding to acquire these properties. Each Series will be dependent upon raising the full offering amount. These conditions raise substantial doubt about the Company’s ability to continue as a going concern.

For more information please see Note 1, Organization, Nature of Activities and Going Concern, in our financial statements.

As of June 30, 2023 and December 31, 2022, the Series held no cash.

Our Investments

As of the date of this Semi-Annual Report, Here Collection owns the following properties that were acquired by the below Series following the completion of the offering of its Series Interests:

Series	Property	Mortgage Balance
Series #1:	A residential property located at 1989 Loraine Rd., Largo, FL 33774 (the “Largo Property”).	$0
Series #2:	A residential property located at 335 Maple Ridge Dr., Big Bear City, CA 92314 (the “Big Bear Property”).	$481,200
Series #3:	A residential property located at 1182 Ski Mountain Rd., Gatlinburg, TN 37738 (the “Gatlinburg Property”).	$390,000
Series #4:	A residential property located at 4726 Avenida La Flora Desierta, Joshua Tree, CA 92252 (the “Joshua Tree Property”).	$530,400
Series #6:	A residential property located at 3903 Mendocino Dr, Galveston, TX 77554 (the “Galveston Property”).	$324,500
Series #7:	A residential property located at 24 Tano Vida, Santa Fe, NM 87506 (the “Santa Fe Property”).	$742,500
Series #8:	A residential property located at 326 Tanglewood Cv, Blue Ridge, GA 30513 (the “Tanglewood Property”).	$320,000
Series #9:	A residential property located at 4520 N Quartz Hill Dr, Tucson, AZ 85750 (the “Sabino Property”).	$422,500
Series #11:	A residential property located at 25 E Circle Dr, Sedona, AZ 86336 (the “Terracotta Property”).	$745,000
Series #13:	A residential property located at 6572 Serviceberry Dr, Park City, UT 84098 (the “Snowdancer Property”).	$499,950
Series #16	A residential property located at 2000 Aska Rd, Blue Ridge, GA 30513 (the “Mountaineer Property”).	$390,000
Series #17:	A residential property located at 6572 Serviceberry Dr, Park City, UT 84098 (the “Snowdancer Property”).	$499,950
Series #18	A residential property located at 2000 Aska Rd, Blue Ridge, GA 30513 (the “Mountaineer Property”).	$390,000

Market Outlook

Short-term Rental Market

General

The AirDNA U.S. Short-Term Rental Outlook report for 2023 indicates that despite some economic concerns, the vacation rental industry remains strong, with continued growth in demand for short-term rentals. The report shows a significant increase in demand for smaller, more remote locations, which may provide opportunities for investment in vacation rental properties.

The report also suggests that the short-term rental industry has recovered from Covid more nimbly than conventional lodging and recently reached all-time highs in supply, demand, and total revenue. Additionally, with employment remaining strong and consumer interest increasingly turning to travel, the diverse and often affordable experiences offered by short-term rentals (STRs) are likely to continue to draw crowds in 2023. Overall, the report's findings suggest that investing in vacation rentals can be a promising opportunity for those looking to capitalize on the travel industry's ongoing recovery.

Real Estate Market

According to the National Association of Realtors®’ recent research as of March 2023, nationwide existing-home sales median price went up 4.2% year-over-year. Meanwhile, the total number of home sales dropped 32.5%, and the average days on market rose from 17 days to 34 days.

Sales of new single-family houses in February 2023 were at a seasonally adjusted annual rate of 640,000, according to estimates released jointly in March, 2023 by the U.S. Census Bureau and the Department of Housing and Urban Development. This is 19 percent below the February 2022 estimate of 790,000. The median sales price of new houses sold in February 2023 was $438,200. The seasonally-adjusted estimate of new houses for sale at the end of February 2023 was 436,000. This represents a supply of 8.2 months at the current sales rate.

According to the U.S. Census Bureau, approximately 6.6% of the housing units in the United States in the fourth quarter of 2022 were vacant. Purchasing a home is often one of the largest investments that individuals make. Home ownership accounts for a significant portion of households’ net worth in the United States. Owner-occupied housing units made up about 65.9% of total households, while renter-occupied units made up around 28% of the inventory in the fourth quarter of 2022.

Going Concern

The accompanying financial statements have been prepared assuming the Company and each Series will continue as a going concern. The Company will require additional capital until revenue from operations are sufficient to cover operational costs. These matters raise substantial doubt about the Company’s ability to continue as a going concern.

During the next 12 months, the Company intends to fund operations through revenues generated and debt and/or equity financing arrangements. There are no assurances that management will be able to raise capital on terms acceptable to the Company.  If it is unable to obtain enough additional capital, it may be required to reduce the scope of its planned development and operations, which could harm its business, financial condition and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

Off-Balance Sheet Arrangements

As of June 30, 2023 and December 31, 2022, we had no off-balance sheet arrangements.

Related Party Transactions

For further information regarding “Related Party Transactions,” please see Note 7, Related Party Transactions in our financial statements.

Subsequent Events

For further information regarding “Subsequent Events,” please see Note 10, Subsequent Events in our financial statements.

Item 2.	Other Information

None.

Item 7.	Financial Statements

INDEX TO FINANCIAL STATEMENTS
Here Collection LLC and Here Collection Series Group Combined Balance Sheets as of June 30, 2023 and December 31, 2022	F-2
Here Collection LLC and Here Collection Series Group Combined Statements of Operations for the period ended June 30, 2023	F-8
Here Collection LLC and Here Collection Series Group Combined Statements of Members’ Equity for the period ended June 30, 2023	F-12
Here Collection LLC and Here Collection Series Group Combined Statements of Cash Flows for the period ended June 30, 2023	F-13
Notes to Financial Statements for Here Collection LLC and Here Collection Series Group	F-17

HERE COLLECTION LLC AND THE SERIES OF HERE COLLECTION LLC

COMBINED BALANCE SHEETS

JUNE 30, 2023 (UNAUDITED)

	Here Collection LLC	Series 1	Series 2	Series 3	Series 4
Assets
Cash	$-	$-	$-	$-	$-
Fixed Assets (net)	-	357,290	884,841	751,537	1,043,463
Due from related parties	-	-	-	-	-
Other Assets	-	57,512	20,399	31,857	55,884
Total assets	-	414,803	905,240	783,395	1,099,346

Liabilities and Member’s Deficit
Other Liabilities	-	2,829	4,937	1,395	986
Due to related parties	230	33,034	20,888	22,986	48,633
Loan Payable	-	-	481,200	390,000	530,400
Total liabilities	230	35,864	507,026	414,381	580,019

Commitments & Contingencies (Note 9)

Members’ equity:
Retained Earnings		(15,037)	(44,847)	(22,133)	(41,115)
Capital Contributions	-	389,340	449,444	393,939	568,723
Net Income & Dividends		4,635	(6,383)	(2,793)	(8,281)
Total member’s equity	-	378,939	398,214	369,013	519,328
Total liabilities and member’s equity	$230	$414,803	$905,240	$783,395	$1,099,346

HERE COLLECTION LLC AND THE SERIES OF HERE COLLECTION LLC

COMBINED BALANCE SHEETS

JUNE 30, 2023 (UNAUDITED)

	Series 6	Series 7	Series 8	Series 9	Series 11
Assets
Cash	$-	$-	$-	$-	$-
Fixed Assets (net)	782,873	1,799,634	800,931	1,155,525	2,149,470
Due from related parties	-	13,506	8,921	81,387	-
Other Assets	48,502	105,233	40,135	81,798	140,112
Total assets	831,375	1,918,374	849,986	1,318,711	2,289,583

Liabilities and Member’s Deficit
Other Liabilities	16,129	32,122	1,174	44,586	26,613
Due to related parties	9,013	-	-	-	114,428
Loan Payable	324,500	742,500	320,000	422,500	745,000
Total liabilities	349,642	774,622	321,174	467,086	886,040

Commitments & Contingencies (Note 9)

Members’ equity:
Retained Earnings	(30,962)	(49,743)	(21,926)	(19,520)	(38,366)
Capital Contributions	512,268	1,189,571	558,384	883,283	1,445,546
Net Income & Dividends	427	3,924	(7,647)	(12,138)	(3,638)
Total member’s equity	481,733	1,143,752	528,812	851,625	1,403,542
Total liabilities and member’s equity	$831,375	$1,918,374	$849,986	$1,318,711	$2,289,583

HERE COLLECTION LLC AND THE SERIES OF HERE COLLECTION LLC

COMBINED BALANCE SHEETS

JUNE 30, 2023 (UNAUDITED)

	Series 13	Series 16	Series 17	Series 18	Total Combined
Assets
Cash	$-	$-	$-	$-	$-
Fixed Assets (net)	1,264,506	505,943	662,046	991,036	13,149,096
Due from related parties	-	169,492	194,663	359,164	827,133
Other Assets	82,276	9,119	22,634	59,902	755,362
Total assets	1,346,782	684,555	879,343	1,410,101	14,731,591

Liabilities and Member’s Deficit
Other Liabilities	1,677	-	-	-	132,449
Due to related parties	30,507	-	-	-	279,489
Loan Payable	499,950	-	-	-	4,456,050
Total liabilities	532,134	-	-	-	4,735,539

Commitments & Contingencies (Note 9)

Members’ equity:
Retained Earnings	(11,369)	-	-	-	(295,016)
Capital Contributions	850,498	684,555	879,343	1,410,101	10,214,993
Net Income & Dividends	(24,482)	-	-	-	(56,374)
Total member’s equity	814,647	684,555	879,343	1,410,101	9,863,603
Total liabilities and member’s equity	$1,346,782	$684,555	$879,343	$1,410,101	$14,731,591

HERE COLLECTION LLC AND THE SERIES OF HERE COLLECTION LLC

COMBINED BALANCE SHEETS

DECEMBER 31, 2022 (AUDITED)

	Here Collection LLC	Series 1	Series 2	Series 3
Assets
Cash	$-	$-	$-	$-
Fixed Assets (net)	-	343,996	874,242	732,902
Due from related parties	-	8,082	-	3,179
Other Assets	-	22,225	33,198	25,725
Total assets	-	374,303	907,440	761,806

Liabilities and Members’ Deficit
Due to related parties	230	-	26,369	-
Loan Payable	-	-	481,200	390,000
Total liabilities	230	-	507,569	390,000

Commitments & Contingencies (Note 9)

Members’ equity:
Capital Contributions	-	389,340	449,444	393,939
Net Income & Dividends		(15,037)	(49,573)	(22,133)
Total members’ equity	-	374,303	399,871	371,806
Total liabilities and members’ equity	$230	$374,303	$907,440	$761,806

HERE COLLECTION LLC AND THE SERIES OF HERE COLLECTION LLC

COMBINED BALANCE SHEETS

DECEMBER 31, 2022 (AUDITED)

	Series 4	Series 6	Series 7	Series 8
Assets
Cash	$-	$-	$-	$-
Fixed Assets (net)	916,921	779,992	1,795,026	799,609
Due from related parties	103,454	-	31	15,554
Other Assets	37,634	43,754	86,369	38,747
Total assets	1,058,008	823,747	1,881,426	853,910

Liabilities and Members’ Deficit
Due to related parties	-	18,872	-	-
Loan Payable	530,400	324,500	742,500	320,000
Total liabilities	530,400	343,372	742,500	320,000

Commitments & Contingencies (Note 9)

Members’ equity:
Capital Contributions	568,723	512,268	1,189,571	558,384
Net Income & Dividends	(41,115)	(31,893)	(50,645)	(24,474)
Total members’ equity	527,608	480,374	1,138,926	533,910
Total liabilities and members’ equity	$1,058,008	$823,747	$1,881,426	$853,910

HERE COLLECTION LLC AND THE SERIES OF HERE COLLECTION LLC

COMBINED BALANCE SHEETS

DECEMBER 31, 2022 (AUDITED)

	Series 9	Series 11	Series 13	Total Combined
Assets
Cash	$-	$-	$-	$-
Fixed Assets (net)	1,018,500	1,969,125	1,172,988	10,403,301
Due from related parties	207,955	86,043	104,039	528,337
Other Assets	59,809	97,012	62,052	506,525
Total assets	1,286,263	2,152,180	1,339,079	11,438,163

Liabilities and Members’ Deficit
Due to related parties	-	-	-	45,241
Loan Payable	422,500	745,000	499,950	4,456,050
Total liabilities	422,500	745,000	499,950	4,501,291

Commitments & Contingencies (Note 9)

Members’ equity:
Capital Contributions	883,283	1,445,546	850,498	7,240,995
Net Income & Dividends	(19,520)	(38,366)	(11,369)
Total members’ equity	863,763	1,407,180	839,129	6,936,871
Total liabilities and members’ equity	$1,286,263	$2,152,180	$1,339,079	$11,438,163

HERE COLLECTION LLC AND THE SERIES OF HERE COLLECTION LLC

COMBINED STATEMENTS OF OPERATIONS

FOR THE PERIOD FROM JANUARY 1, 2023 TO JUNE 30, 2023 (UNAUDITED)

	Here Collection LLC	Series 1	Series 2	Series 3	Series 4

Rental Revenue	$-	$19,599	$33,302	$26,130	$4,694
Total Revenue	-	19,599	33,302	26,130	4,694

Operating Expenses:
Repairs and maintenance	-	3,796	4,728	5,109	1,699
Depreciation	-	-	-	-	-
Utilities	-	2,471	3,308	1,791	1,028
Insurance expense	-	968	1,201	715	321
Property taxes	-	1,866	3,737	550	172
Total operating expenses	-	9,100	12,973	8,165	3,221

Loss from operations	-	10,499	20,329	17,965	1,474

Fees, Interest & other expenses
Property Management Fees	-	-	-	(523)	-
Asset Management Fee	-	-	-	-	-
Interest expense	-	-	(16,842)	(12,675)	(9,614)
Other expenses	-	(5,864)	(9,869)	(7,560)	(141)
Total Fees, Interest & other expenses	-	(5,864)	(26,711)	(20,758)	(9,754)

Net income / (loss)	$-	$4,635	$(6,383)	$(2,793)	$(8,281)

HERE COLLECTION LLC AND THE SERIES OF HERE COLLECTION LLC

COMBINED STATEMENTS OF OPERATIONS

FOR THE PERIOD FROM JANUARY 1, 2023 TO JUNE 30, 2023 (UNAUDITED)

	Series 6	Series 7	Series 8	Series 9	Series 11

Rental Revenue	$36,395	$57,088	$25,629	$31,360	$25,922
Total Revenue	36,395	57,088	25,629	31,360	25,922

Operating Expenses:
Repairs and maintenance	7,920	10,138	7,356	9,440	6,115
Depreciation	-	-	-	-	-
Utilities	2,568	1,236	1,307	1,740	1,282
Insurance expense	4,422	1,487	916	1,029	856
Property taxes	722	3,703	461	4,410	619
Total operating expenses	15,632	16,565	10,040	16,618	8,872

Loss from operations	20,763	40,523	15,589	14,742	17,050

Fees, Interest & other expenses
Property Management Fees	-	-	-	-	-
Asset Management Fee	-	-	-	-	-
Interest expense	(11,358)	(25,988)	(13,600)	(23,237)	(19,556)
Other expenses	(8,978)	(10,611)	(9,636)	(3,643)	(1,131)
Total Fees, Interest & other expenses	(20,336)	(36,599)	(23,236)	(26,880)	(20,688)

Net income / (loss)	$427	$3,924	$(7,647)	$(12,138)	$(3,638)

HERE COLLECTION LLC AND THE SERIES OF HERE COLLECTION LLC

COMBINED STATEMENTS OF OPERATIONS

FOR THE PERIOD FROM JANUARY 1, 2023 TO JUNE 30, 2023 (UNAUDITED)

	Series 13	Series 16	Series 17	Series 18	Total Combined

Rental Revenue	$16,115	$-	$-	$-	$276,233
Total Revenue	16,115				276,233

Operating Expenses:
Repairs and maintenance	3,168	-	-	-	59,470
Depreciation	-	-	-	-	-
Utilities	833	-	-	-	17,564
Insurance expense	843	-	-	-	12,757
Property taxes	830	-	-	-	17,070
Total operating expenses	5,675	-	-	-	106,861

Loss from operations	10,440	-	-	-	169,373

Fees, Interest & other expenses
Property Management Fees	-	-	-	-	(523)
Asset Management Fee	-	-	-	-	-
Interest expense	(33,434)	-	-	-	(166,305)
Other expenses	(1,487)	-	-	-	(58,920)
Total Fees, Interest & other expenses	(34,922)	-	-	-	(225,747)

Net loss	$(24,482)	$-	$-	$-	$(56,374)

HERE COLLECTION LLC

COMBINED STATEMENTS OF OPERATIONS

FOR THE PERIOD FROM JANUARY 1, 2022 TO JUNE 30, 2022 (UNAUDITED)

	Here Collection LLC	Series 1	Series 2	Series 3	Series 4	Total Combined

Rental Income	$-	$-	$-	$1,686	$-	$1,686
Total Revenue	-	-	-	1,686	-	1,686

Operating Expenses:
Repair and maintenance	-	1,997	2,540	3,544	-	8,081
Depreciation	-	1,016	-	4,886	-	5,902
HOA	-	-	-	86	-	86
Insurance	-	467	342	247	74	1,130
Property taxes	-	1,540	3,808	383	394	6,125
Total operating expenses	-	5,020	6,690	9,146	468	21,324

Loss from operations	-	(5,020)	(6,690)	(7,460)	(468)	(19,638)

Other Income / (Expenses)
Interest expense	-	-	(4,865)	(4,436)	(2,243)	(11,544)
Amortization	-	(6,591)	(5,666)	(5,955)	(2,660)	(20,872)
Total other income (expense), net	-	(6,591)	(10,531)	(10,391)	(4,903)	(32,416)

Net loss	$-	$(11,611)	$(17,221)	$(17,851)	$(5,371)	$(52,054)

HERE COLLECTION LLC AND THE SERIES OF HERE COLLECTION LLC

COMBINED STATEMENTS OF CHANGES IN MEMBERS’ EQUITY

FOR THE PERIODS FROM JANUARY 1, 2022 TO JUNE 30, 2022 (UNAUDITED)

JANUARY 1, 2023 TO JUNE 30, 2023 (UNAUDITED)

	Here Collection LLC	Series 1	Series 2	Series 3	Series 4	Total Combined
January 1, 2022	$-	$-	$-	$-	$-	$-
Net Income / (Loss)	(230)	377,729	432,223	(17,851)	(5,371)	786,730
June 30, 2022	$(230)	$377,729	$432,223	$(17,851)	$(5,371)	$786,730

	Here Collection LLC	Series 1	Series 2	Series 3
January 1, 2023	-	-	-	-
Capital Contributions		389,340	449,444	393,939
Net Income / (Loss)	-	4,635	(6,383)	(2,793)
June 30, 2023	$-	$393,975	$443,061	$391,146

	Series 4	Series 6	Series 7	Series 8	Series 9
January 1, 2023	-	-	-	-	-
Capital Contributions	568,723	512,268	1,189,571	558,384	883,283
Net Income / (Loss)	(8,281)	427	3,924	(7,647)	(12,138)
June 30, 2023	$560,442	$512,695	$1,193,495	$550,737	$871,144

	Series 11	Series 13	Series 16	Series 17	Series 18	Total Combined
January 1, 2023	-	-	-	-	-	-
Capital Contributions	1,445,546	850,498	684,555	879,343	1,410,101	10,214,993
Net Income / (Loss)	(3,638)	(24,482)	-	-	-	(56,374)
June 30, 2023	$1,441,908	$826,016	$684,555	$879,343	$1,410,101	$10,158,619

HERE COLLECTION LLC AND THE SERIES OF HERE COLLECTION LLC

COMBINED STATEMENTS OF CASH FLOWS

FOR THE PERIOD FROM JANUARY 1, 2023 TO JUNE 30, 2023

	Here Collection LLC	Series 1	Series 2	Series 3	Series 4
Operating Activities:
Net Income / (loss)	$-	$4,635	$(6,383)	$(2,793)	$(8,281)
Adjustments to reconcile net income / (loss) to net cash provided by (used in) operating activities:
Depreciation and Amortization	-	-	-	-	-
Changes in assets and liabilities:
Due from/(to) Related Party		41,117	(755)	26,165	152,087
Other Assets and Liabilities		(32,458)	17,737	(4,738)	(17,264)
Net cash provided by (used in) operating activities	-	13,294	10,599	18,635	126,542

Investing Activities
Improvements & Acquisition of Real Estate Property		(13,294)	(10,599)	(18,635)	(126,542)
Net cash provided by Financing Activities	-	(13,294)	(10,599)	(18,635)	(126,542)

Financing Activities
Net proceeds from the issuance of membership units
Net cash provided by Financing Activities	-	-	-	-	-

Net Increase (Decrease) in Cash	-	-	-	-	-
Cash at Beginning of Period	-	-	-	-	-
Cash at End of Period	-	-	-	-	-

HERE COLLECTION LLC AND THE SERIES OF HERE COLLECTION LLC

COMBINED STATEMENTS OF CASH FLOWS

FOR THE PERIOD FROM JANUARY 1, 2023 TO JUNE 30, 2023

	Series 6	Series 7	Series 8	Series 9	Series 11
Operating Activities:
Net Income / (Loss)	$427	$3,924	$(7,647)	$(12,138)	$(3,638)
Adjustments to reconcile net income / (loss) to net cash provided by (used in) operating activities:
Depreciation and Amortization	-	-	-	-	-
Changes in assets and liabilities:
Due from / (to) Related Party	(8,928)	(12,573)	9,182	126,567	200,470
Other Assets and Liabilities	11,381	13,258	(214)	22,597	(16,487)
Net cash provided by (used in) operating activities	2,880	4,608	1,322	137,026	180,345

Investing Activities
Improvements & Acquisition of Real Estate Property	(2,880)	(4,608)	(1,322)	(137,026)	(180,345)
Net cash provided by Financing Activities	(2,880)	(4,608)	(1,322)	(137,026)	(180,345)

Financing Activities
Net proceeds from the issuance of membership units
Net cash provided by Financing Activities	-	-	-	-	-

Net Increase (Decrease) in Cash	-	-	-	-	-
Cash at Beginning of Period	-	-	-	-	-
Cash at End of Period	-	-	-	-	-

HERE COLLECTION LLC AND THE SERIES OF HERE COLLECTION LLC

COMBINED STATEMENTS OF CASH FLOWS

FOR THE PERIOD FROM JANUARY 1, 2023 TO JUNE 30, 2023

	Series 13	Series 16	Series 17	Series 18	Total Combined
Operating Activities:
Net Loss	$(24,482)	$-	$-	$-	$(56,374)
Adjustments to reconcile net income / (loss) to net cash provided by (used in) operating activities:
Depreciation and Amortization	-	-	-	-	-
Changes in assets and liabilities:
Due from / (to) Related Party	134,546	(169,492)	(194,663)	(359,164)	667,878
Other Assets and Liabilities	(18,546)	(9,119)	(22,634)	(59,902)	(116,389)
Net cash provided by (used in) operating activities	91,518	(178,611)	(217,297)	(419,065)	586,769

Investing Activities
Improvements & Acquisition of Real Estate Property	(91,518)	(505,943)	(662,046)	(991,036)	(2,745,795)
Net cash provided by Financing Activities	(91,518)	(505,943)	(662,046)	(991,036)	(586,770)

Financing Activities
Net proceeds from the issuance of membership units		684,555	879,343	1,410,101	2,973,999
Net cash provided by Financing Activities	-	684,555	879,343	1,410,101	-

Net Increase (Decrease) in Cash	-	-	-	-	-
Cash at Beginning of Period	-	-	-	-	-
Cash at End of Period	-	-	-	-	-

HERE COLLECTION LLC

COMBINED STATEMENTS OF CASH FLOWS

FOR THE PERIOD FROM JANUARY 1, 2022 TO JUNE 30, 2022 (UNAUDITED)

	Here Collection LLC	Series 1	Series 2	Series 3	Series 4	Total Combined
Operating Activities:
Net Loss	$-	$(11,611)	$(17,221)	$(17,851)	$(5,371)	$(52,054)
Adjustments to reconcile net income / (loss) to net cash provided by (used in) operating activities:
Depreciation and Amortization	-	7,607	5,666	10,841	2,660	26,774
Changes in assets and liabilities:
Due from Related Party		(11,156)	(581)	-	-	(11,737)
Due to Related Party	-	1,997	2,540	1,998	2,243	8,778
Prepaids	-	467	342	333	74	1,216
Other liabilities	-	1,540	6,615	4,679	394	13,228
Net cash provided by (used in) operating activities	-	(11,156)	(2,639)	-	-	(13,795)

Investing Activities	-	-	-	-	-	-

Financing Activities	-					-
Repayments of amounts due to related party	-	(371,870)	(438,785)	-	-	(810,656)
Net proceeds from the issuance of membership units	-	389,340	449,444	-	-	838,784
Net cash provided by Financing Activities	-	17,470	10,659	-	-	28,128

Net Increase (Decrease) in Cash	-	6,314	8,020	-	-	14,333
Cash at Beginning of Period	-	-	-	-	-	-
Cash at End of Period	-	6,314	8,020	-	-	14,333

Supplemental Non Cash
Due from Related Party	-	-	-	(13,623)	(63,005)	-
Note Payable	-	-	481,200	390,000	530,400	-

The accompanying notes are an integral part of these combined unaudited financial statements

HERE COLLECTION LLC (HERE COLLECTION)

HERE COLLECTION SERIES GROUP (SERIES)

NOTES TO THE FINANCIAL STATEMENTS (AUDITED)

1.	ORGANIZATION, NATURE OF ACTIVITIES AND GOING CONCERN

Here Collection LLC was formed on June 15, 2021 (“Inception”) in the State of Delaware under the name Arrived Collection LLC. On July 6, 2021, an amendment to the Certificate of Formation was filed to change the name of the entity to Here 001 LLC. On January 11, 2022, another amendment was file to change the name of the entity to Here Collection LLC. The financial statements of Here Collection LLC (which may be referred to as the “Company”, “we,” “us,” or “our”) are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company’s headquarters are located in Miami, Florida.

Here Collection LLC is an investment vehicle which enables investors to own fractional ownership of a specific vacation rental property. This lowers the cost-of-entry and minimizes the time commitment for real estate investing. An investment in the Company entitles the investor to the potential economic and tax benefits normally associated with direct property ownership, while requiring no investor involvement in asset or property management.

Going Concern and Management’s Plans

The accompanying financial statements have been prepared assuming the Company and each Series will continue as a going concern. The Company will require additional capital until revenue from operations are sufficient to cover operational costs. These matters raise substantial doubt about the Company’s ability to continue as a going concern.

During the next 12 months, the Company intends to fund operations through revenues generated and debt and/or equity financing arrangements. There are no assurances that management will be able to raise capital on terms acceptable to the Company.  If it is unable to obtain enough additional capital, it may be required to reduce the scope of its planned development and operations, which could harm its business, financial condition and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The combined financial statements of Here Collection LLC and each of the Series are being presented on a combined basis, in accordance with U.S. GAAP (ASC 810, Consolidation) due to common control by Here Investments Inc. in its capacity as Managing Member of the Company and each Series.

In the opinion of management, these financial statements reflect all adjustments consisting of normal recurring accruals, necessary for a fair statement of financial position, results of operations and cash flows for such periods. The results of operations for any interim period are not necessarily indicative of the results for the full year.

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties with development of new technology including, but not limited to, new technological innovations, protection of proprietary technology, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Use of Estimates

The preparation of the combined financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates inherent in the preparation of these financial statements include, but are not limited to, useful life of assets and depreciation expenses.

Cash

As a matter of performing its duties, the Managing Member at times will collect and hold cash on behalf of the Series. See Note 7: Related Party Transactions for more details.

Revenue

Revenues are generated at the Series level. Rental revenue, net of concessions, is recognized on a straight-line basis over the term of the lease. We will periodically review the collectability of the resident receivables and record an allowance for doubtful accounts for any estimated probable losses. Bad debt expenses will be recorded within property operating and maintenance expenses in the combined financial statements.

Real Estate Property Acquisitions

Upon acquisition from a third party, we evaluate our acquired single-family residential properties for purposes of determining whether a transaction should be accounted for as an asset acquisition or business combination. Upon adoption of ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business, our purchases of homes are treated as asset acquisitions and are recorded at their purchase price, which is allocated between land, building and improvements, and in-place lease intangibles (when a resident is in place at the acquisition date) based upon their relative fair values at the date of acquisition.

Fair value is determined in accordance with ASC 820, Fair Value Measurements and Disclosures, and is primarily based on unobservable data inputs. In making estimates of fair values for purposes of allocating the purchase price of individually acquired properties subject to an existing lease, the Company utilizes its own market knowledge obtained from historical transactions, its internal construction program and published market data. In this regard, the Company also utilizes information obtained from county tax assessment records to assist in the determination of the fair value of the land and building.

Upon acquisition from a related party, the Company considers this transaction between entities under common control. Under ASC 805-50-30-5, when accounting for a transfer of assets or exchange of shares between entities under common control, the entity that receives the net assets or the equity interests, in this case, the Series, will initially measure the recognized assets and liabilities transferred at their carrying amounts in the accounts of the transferring entity at the date of transfer.

Real Estate Depreciation

Real estate properties are stated at cost less accumulated depreciation. Depreciation is computed on a straight-line basis over the estimated useful lives of buildings, improvements and other assets. Buildings are depreciated over twenty-seven and half years and improvements and other assets are depreciated over their estimated economic useful lives, generally three to thirty years.

Once a property is ready for its intended use, expenditures for ordinary maintenance and repairs are expensed to operations as incurred. We capitalize expenditures above a pre-determined threshold that improve or extend the life of a property.

Real Estate and Impairment

The Company continuously evaluates, by property, whether there are any events or changes in circumstances indicating that the carrying amount of the Series’ single-family residential properties may not be recoverable. To the extent an event or change in circumstance is identified, a residential property is considered to be impaired only if its carrying value cannot be recovered through estimated future undiscounted cash flows from the use and eventual disposition of the property. To the extent an impairment has occurred, the carrying amount of our investment in a property is adjusted to its estimated fair value. The process whereby we assess our single-family residential properties for impairment requires significant judgment and assessment of factors that are, at times, subject to significant uncertainty. We evaluate multiple information sources and perform a number of internal analyses, each of which are important components of our process with no one information source or analysis being necessarily determinative. No impairments on any property were recorded as of June 30, 2023 and December 31, 2022.

Earnings per Series Interest

Basic earnings per Series Interest is calculated on the basis of weighted-average number of Series Interests outstanding during the year. Basic earnings per Series Interest is computed by dividing income available to members by the weighted-average Series Interests outstanding during the year.

Income Taxes

Here Collection LLC, a Delaware series limited liability company was formed on June 15, 2021 as a wholly owned subsidiary of Here Investments Inc., a Delaware corporation.

Each individual Series has elected to be treated as a corporation for tax purposes. Each separate Series intends to be accounted for as described in ASC Topic 740, “Income Taxes,” which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The Series recognizes the tax benefit from an uncertain tax position only if it is more likely than not the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement. There were no uncertain tax positions as of June 30, 2023 and December 31, 2022.

The Series’ determinations regarding ASC 740 may be subject to review and adjustment at a later date based upon factors including, but not limited to, an on-going analysis of tax laws, regulations and interpretations thereof.

The Series are subject to incomes taxes for U.S. federal purposes and state taxes. The Series’ tax years are open for examinations for all periods since inception.

3.	RECENT ACCOUNTING STANDARDS

Recent Accounting Standards

In February 2016, the FASB issued ASU 2016-02, Leases, which changes the accounting for leases for both lessors and lessees. The guidance requires lessees to recognize right-of-use assets and lease liabilities for virtually all of their leases, including leases embedded in other contractual arrangements, among other changes. The standard is effective for annual reporting periods beginning after December 15, 2021, and for interim periods within fiscal years beginning after December 15, 2022. We are currently assessing the impact of this update on the presentation of our consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods, and interim periods within those years beginning after December 15, 2022, with early adoption permitted. We are currently in the process of evaluating the impact of the adoption of this standard on our consolidated financial statements.

Extended Transition Period

Under Section 107 of the Jumpstart Our Business Startups Act of 2012, we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

4.	FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;

Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and

Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.

Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

As of June 30, 2023 and December 31, 2022, each of the Series’ significant financial instruments consist of cash and cash equivalents, and related party payables. The carrying amount of each of the Series’ financial instruments approximates their fair values due to their short-term nature.

5.	INVESTMENTS IN VACATION PROPERTIES

The following table sets forth the net carrying amount associated with each Series’ property by component as of June 30, 2023

Series	Building	Land	Furniture	Accumulated Depreciation	Fixed Assets, Net
Series 1	115,403	225,626	5,664	(2,697)	343,996
Series 2	676,129	168,480	36,492	(6,859)	874,242
Series 3	601,783	127,737	13,276	(9,768)	733,028
Series 4	696,573	218,819	46,124	-	961,516
Series 6	512,360	230,562	42,736	(5,666)	779,992
Series 7	1,391,145	297,172	117,231	(10,522)	1,795,026
Series 8	589,185	147,296	65,608	(2,480)	799,609
Series 9	788,404	197,101	38,341	-	1,023,846
Series 11	1,383,874	355,137	234,621	-	1,973,632
Series 13	143,407	1,003,851	26,237	-	1,173,495
Series 16	320,240	80,060	40,783	-	441,083
Series 17	397,066	99,266	14,209	-	510,541
Series 18	645,761	161,440	14,629	-	821,830
Total	8,261,330	3,312,547	695,951	(37,992)	12,231,836

6.	MEMBER’S EQUITY (DEFICIT)

The Company is organized as a series limited liability company. As such, the liability of the members of the Company for the financial obligations of the Company is limited to each members’ contribution of capital.

7.	RELATED PARTY TRANSACTIONS

Due from (Due to) Related Party

As part of its role as property manager, the Managing Member at times will collect rent on behalf of each of the Series. The Series will also reimburse the Managing Member for out-of-pocket expenses paid to third parties in connection with providing services to each of the Series. The following table sets forth the net amount owed to/from as of June 30, 2023:

Due from / (Due to) Related Party
1	8,082
2	(26,369)
3	3,179
4	103,454
6	(18,872)
7	31
8	15,554
9	207,955
11	86,043
13	104,039
Total	483,096

Fees Paid to Related Parties

Each Series will pay the following fees to the Managing Member or its affiliates:

•Property Management Fees: Pursuant to a property management agreement with the Property Manager, each Series will pay a monthly property management fee to the Property Manager, a controlled affiliate of the Managing Member, equal to a percentage (as specified in the relevant Property Management Agreement) of the Gross Receipts received by a Series during the immediately preceding month. These fees range from 25% to 40% of the Gross Receipts of a Series. “Gross Receipts” means (i) receipts from the short-term or long-term rental of the Underlying Assets; (ii) receipts from rental escalations, late charges and/or cancellation fees (iii) receipts from tenants for reimbursable operating expenses; (iv) receipts from concessions granted or goods or services provided in connection with the Underlying Assets or to the tenants or prospective tenants; (v) other miscellaneous operating receipts; and (vi) proceeds from rent or business interruption insurance, excluding (A) tenants’ security or damage deposits until the same are forfeited by the person making such deposits; (B) property damage insurance proceeds; and (C) any award or payment made by any governmental authority in connection with the exercise of any right of eminent domain.

•Asset Management Fee: On a quarterly basis beginning on the first quarter end date following the initial closing date of the issuance of Series Interests, each Series will pay the Managing Member an asset management fee, payable quarterly in arrears, equal to 0.25% (1% annualized) of Asset Value as of the last day of the immediately preceding quarter. “Asset Value” at any date means the fair market value of assets in each Series representing the purchase price that a willing buyer having all relevant knowledge would pay a willing seller for such assets in an arm’s length transaction, determined by the Managing Member in its sole discretion. The Company may obtain a third party valuation of the assets of each Series to determine “Asset Value”.

•Brokerage Fee: The brokerage fee represents a commission equal to 1% of the amount raised in each Series offering paid to Dalmore Group, LLC, a broker-dealer registered with the SEC and a member of FINRA, to perform administrative and compliance related functions in connection with each Series offering.

•Here Service Fee:  The service fee represents a fee payable in connection with the search and negotiation of the property purchase and coordination of the work needed to prepare the property for rental, as set forth in the applicable Series Designation. The Managing Member determines this fee for each Series, and it is between 10-20% of the contractual purchase price of the relevant property acquired by a Series plus 10-20% of the anticipated costs of repairs and furnishings (but not capital expenditures) required to prepare the property for listing and rent.

The following table sets forth the amount of fees paid to related parties by each of the Series for the six-month-period ended June 30, 2023:

	Property Management Fee	Asset Management Fee	Brokerage Fee	Service Fee	Total
Series 1	1,960	1,914.00	-	-	3,874.00
Series 2	8,325	4,074.00	-	-	12,399.00
Series 3	6,532	3,155.00	-	-	9,687.00
Series 4	1,174	3,839.00	-	-	5,013.00
Series 6	9,099	3,340.00	-	-	12,439.00
Series 7	14,272	8,531.00	-	-	22,803.00
Series 8	6,407	3,424.00	-	-	9,831.00
Series 9	7,840	4,912.00	-	-	12,752.00
Series 11	6,481	8,427.00	-	-	14,908.00
Series 13	4,029	5,472.00	-	-	9,501.00
Series 16	-	2,093.00	6,949.00	102,000.00	111,042.00
Series 17	-	1,317.00	8,793.00	131,000.00	141,110.00
Series 18	-	-	-	-	-
Total	66,119	50,498	15,742	233,000	365,359

As of June 30, 2023, the Managing Member has deferred Property Management and Asset Management Fees.

8.	OTHER ASSETS

Each of the Series’ balance in prepaid expenses and deferred offering costs as of June 30, 2023 is as follows:

Series	Prepaid Expenses	Deferred Offering Costs	Total Other Assets
Series 1	785	56,728	57,513
Series 2	5,545	14,853	20,398
Series 3	1,819	30,038	31,857
Series 4	3,571	52,313	55,884
Series 6	10,383	38,119	48,502
Series 7	9,330	95,904	105,234
Series 8	2,669	37,466	40,135
Series 9	4,719	77,079	81,798
Series 11	7,872	132,240	140,112
Series 13	4,705	77,570	82,275
Series 16	84	9,035	9,119
Series 17	589	22,044	22,633
Series 18	407	59,495	59,902
Total	52,478	702,884	755,362

Deferred Offering Costs:

Offering costs of the Company were initially paid by the Manager on behalf of the Company. These offering costs may include all expenses to be paid by the Company in connection with the formation of the Company and the qualification of the Offering, and the distribution of shares, including, without limitation, expenses for printing, and amending offering statements or supplementing offering circulars, mailing and distributing costs, telephones, internet and other telecommunications costs, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees and accountants’ and attorneys’ fees.

The Manager will be paid back for these costs over the expected lifetime of offering which is approximately 15 years. The above total represents the amount outstanding owed by each Series to the Manager as of June 30, 2023.

9.	COMMITMENTS AND CONTINGENCIES

Legal Proceedings

As of June 30, 2023, the Company was not a party in any active or pending litigation. However, it is possible that the Company could become involved in various litigation matters arising in the ordinary course of its business. Although the Company is unable to predict with certainty the eventual outcome of any litigation, management is not aware of any litigation likely to occur that would have a material adverse effect on the financial condition or results of operations of the Company.

Terminated Offerings

As of June 30, 2023, we terminated Series #5, Series #10, Series #12, Series #14, Series #15 and Series #19.

10.	SUBSEQUENT EVENTS

The Company has evaluated events that occur after the balance sheet date through the date the financial statements are available to be issued. Management has evaluated events through June 30, 2023 the date these financial statements were available to be issued.

On January 3, 2024, the Managing Member determined to shut down the Here fractional investment platform. The Managing Member will list each Series property for sale, and once sold, we will be returning the net proceeds to the applicable investors in each of our Series. For more information, please see our 1-U filed on January 3, 2024.

Item 4. Exhibits

Exhibit No.	Description
2.1	Certificate of Formation of Here Collection LLC, as amended (incorporated by reference to the copy thereof filed as Exhibit 2.1 to the Company’s Form 1-A filed on December 13, 2021)**
2.2

Second Amended and Restated Limited Liability Company Agreement of Here Collection LLC (incorporated by reference to the copy thereof filed as Exhibit 2.2 to the Company’s Form 1-A filed on April 21, 2022)**

2.3	Dalmore Agreement (incorporated by reference to the copy thereof filed as Exhibit 1.1 to the Offering Circular on Form 1-A filed on December 13, 2021)**
2.4	Series #2 Amended and Restated Series Designation (incorporated by reference to the copy thereof filed as Exhibit 2.4 to the Company’s Form 1-A filed on April 21, 2022)**
2.5	Series #3 Series Designation (incorporated by reference to the copy thereof filed as Exhibit 2.5 to the Company’s Form 1-A filed on April 21, 2022)**
2.6	Series #4 Series Designation (incorporated by reference to the copy thereof filed as Exhibit 2.6 to the Company’s Form 1-A filed on April 21, 2022)**
2.7	Series #6 Series Designation (incorporated by reference to the copy thereof filed as Exhibit 2.7 to the Company’s Form 1-A filed on July 22, 2022)**
2.8	Series #7 Series Designation (incorporated by reference to the copy thereof filed as Exhibit 2.8 to the Company’s Form 1-A filed on July 22, 2022)**
2.9	Series #8 Series Designation (incorporated by reference to the copy thereof filed as Exhibit 2.9 to the Company’s Form 1-A filed on July 22, 2022)**
2.10	Series #9 Series Designation (incorporated by reference to the copy thereof filed as Exhibit 2.10 to the Company’s Form 1-A filed on August 17, 2022)**
2.11	Series #10 Series Designation (incorporated by reference to the copy thereof filed as Exhibit 2.11 to the Company’s Form 1-A filed on August 17, 2022)**
2.12	Series #11 Series Designation (incorporated by reference to the copy thereof filed as Exhibit 2.12 to the Company’s Form 1-A filed on August 17, 2022)**
2.13	Series #13 Series Designation (incorporated by reference to the copy thereof filed as Exhibit 2.13 to the Company’s Form 1-A filed on September 7, 2022)**
2.14	Series #14 Series Designation (incorporated by reference to the copy thereof filed as Exhibit 2.14 to the Company’s Form 1-A filed on September 7, 2022)**
2.15	Series #16 Series Designation (incorporated by reference to the copy thereof filed as Exhibit 2.3 to the Company’s Form 1-A filed on December 13, 2022)**
2.16	Series #17 Series Designation (incorporated by reference to the copy thereof filed as Exhibit 2.4 to the Company’s Form 1-A filed on March 1, 2023)**
2.17	Series #18 Series Designation (incorporated by reference to the copy thereof filed as Exhibit 2.5 to the Company’s Form 1-A filed on March 1, 2023)**
4.1	Form of Subscription Agreement (incorporated by reference to the copy thereof filed as Exhibit 4.1 to the Company’s Form 1-A filed on February 14, 2023)**
6.1

Real Estate Purchase Agreement dated November 29, 2021, between Here Collection LLC (formerly Here 001 LLC) and Here Acquisitions LLC (formerly Arrive 1 LLC) (incorporated by reference to the copy thereof filed as Exhibit 6.1 to the Company’s Form 1-A filed on December 13, 2021)**

6.2

Amended and Restated Property Management Agreement between Here PM LLC and Series #1 (incorporated by reference to the copy thereof filed as Exhibit 6.2 to the Company’s Form 1-A/A filed on January 28, 2022)**

6.3

California Residential Purchase Agreement and Addendum thereto, each dated February 27, 2022, among the sellers named therein and HCO 1 LLC (incorporated by reference to the copy thereof filed as Exhibit 6.3 to the Company’s Form 1-A filed on March 14, 2022)**

6.4	Non-Binding Financing Offer from Certain Lending, Inc to HCO 1 LLC(incorporated by reference to the copy thereof filed as Exhibit 6.4 to the Company’s Form 1-A filed on March 14, 2022)**
6.5

Amended and Restated Property Management Agreement between Here PM LLC and Series #2 (incorporated by reference to the copy thereof filed as Exhibit 6.5 to the Company’s Form 1-A filed on March 14, 2022)**

6.6

Purchase and Sale Agreement and Addendum thereto, dated March 10, 2022, among the sellers named therein and HCO 1 LLC (incorporated by reference to the copy thereof filed as Exhibit 6.6 to the Company’s Form 1-A filed on April 21, 2022)**

6.7	Property Management Agreement between Here PM LLC and Series #3 (incorporated by reference to the copy thereof filed as Exhibit 6.7 to the Company’s Form 1-A filed on April 21, 2022)**
6.8

California Residential Purchase Agreement, dated April 4, 2022, among the sellers named therein and HCO 1 LLC (incorporated by reference to the copy thereof filed as Exhibit 6.8 to the Company’s Form 1-A filed on April 21, 2022)**

6.9	Property Management Agreement between Here PM LLC and Series #4 (incorporated by reference to the copy thereof filed as Exhibit 6.9 to the Company’s Form 1-A filed on April 21, 2022) **
6.10	Residential Contract for Sale and Purchase, dated April 8, 2022, among the sellers named therein and HCO 1 LLC**
6.11

Texas Residential Purchase Agreement, dated July 12, 2022, among the sellers named therein and HCO 1 LLC (incorporated by reference to the copy thereof filed as Exhibit 6.11 to the Company’s Form 1-A filed on July 22, 2022)**

6.12	Property Management Agreement between Here PM LLC and Series #6 (incorporated by reference to the copy thereof filed as Exhibit 6.12 to the Company’s Form 1-A filed on July 22, 2022)**
6.13

New Mexico Residential Purchase Agreement and Addendum thereto, dated July 13, 2022, among the sellers named therein and HCO 1 LLC (incorporated by reference to the copy thereof filed as Exhibit 6.13 to the Company’s Form 1-A filed on July 22, 2022)**

6.14	Property Management Agreement between Here PM LLC and Series #7 (incorporated by reference to the copy thereof filed as Exhibit 6.14 to the Company’s Form 1-A filed on July 22, 2022)**
6.15

Purchase and Sale Agreement, dated July 19, 2022, among the sellers named therein and HCO 1 LLC (incorporated by reference to the copy thereof filed as Exhibit 6.15 to the Company’s Form 1-A filed on July 22, 2022)**

6.16	Property Management Agreement between Here PM LLC and Series #8 (incorporated by reference to the copy thereof filed as Exhibit 6.16 to the Company’s Form 1-A filed on July 22, 2022)**
6.17

Residential Resale Real Estate Purchase Contract, dated August 3, 2022, among the sellers named therein and HCO 1 LLC (incorporated by reference to the copy thereof filed as Exhibit 6.17 to the Company’s Form 1-A filed on August 17, 2022)**

6.18	Property Management Agreement between Here PM LLC and Series #9 (incorporated by reference to the copy thereof filed as Exhibit 6.18 to the Company’s Form 1-A filed on August 17, 2022)**
6.19

California Residential Purchase Agreement, dated August 3, 2022, among the sellers named therein and HCO 1 LLC (incorporated by reference to the copy thereof filed as Exhibit 6.19 to the Company’s Form 1-A filed on August 17, 2022)**

6.20	Property Management Agreement between Here PM LLC and Series #10 (incorporated by reference to the copy thereof filed as Exhibit 6.20 to the Company’s Form 1-A filed on August 17, 2022)**
6.21

Residential Resale Real Estate Purchase Contract, dated August 7, 2022, among the sellers named therein and HCO 1 LLC (incorporated by reference to the copy thereof filed as Exhibit 6.21 to the Company’s Form 1-A filed on August 17, 2022)**

6.22	Property Management Agreement between Here PM LLC and Series #11 (incorporated by reference to the copy thereof filed as Exhibit 6.22 to the Company’s Form 1-A filed on August 17, 2022)**
6.23

Agreement of Sale, dated August 31, 2022, among the sellers named therein and HCO 1, LLC (incorporated by reference to the copy thereof filed as Exhibit 6.23 to the Company’s Form 1-A filed on September 7, 2022)**

6.24	Property Management Agreement between Here PM LLC and Series #13 (incorporated by reference to the copy thereof filed as Exhibit 6.24 to the Company’s Form 1-A filed on September 7, 2022)**
6.25

Oklahoma Contract of Sale for Real Estate, dated August 31, 2022, among the sellers named therein and HCO 1, LLC (incorporated by reference to the copy thereof filed as Exhibit 6.25 to the Company’s Form 1-A filed on September 7, 2022)**

6.26	Property Management Agreement between Here PM LLC and Series #14 (incorporated by reference to the copy thereof filed as Exhibit 6.26 to the Company’s Form 1-A filed on September 7, 2022)**
6.27	Purchase and Sale Agreement dated December 2, 2022 (incorporated by reference to the copy thereof filed as Exhibit 6.1 to the Company’s Form 1-A filed on December 13, 2022)**
6.28	Property Management Agreement between Here PM LLC and Series #16 (incorporated by reference to the copy thereof filed as Exhibit 6.2 to the Company’s Form 1-A filed on December 13, 2022)**

6.29	Purchase and Sale Agreement dated February 10, 2023 (incorporated by reference to the copy thereof filed as Exhibit 6.3 to the Company’s Form 1-A filed on February 14, 2023)**
6.30	Property Management Agreement between Here PM LLC and Series #17 (incorporated by reference to the copy thereof filed as Exhibit 6.4 to the Company’s Form 1-A filed on February 14, 2023)**
6.31	Purchase and Sale Agreement dated February 28, 2023 (incorporated by reference to the copy thereof filed as Exhibit 6.5 to the Company’s Form 1-A filed on March 1, 2023)**
6.32	Property Management Agreement between Here PM LLC and Series #18 (incorporated by reference to the copy thereof filed as Exhibit 6.6 to the Company’s Form 1-A filed on March 1, 2023)**
6.33	Purchase and Sale Agreement dated March 20, 2023 (incorporated by reference to the copy thereof filed as Exhibit 6.7 to the Company’s Form 1-A filed on March 21, 2023)**
8.1	Escrow Agreement (incorporated by reference to the copy thereof filed as Exhibit 8.1 to the Company’s Form 1-A filed on February 14, 2023)**

**	Previously filed

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Semiannual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the State of Florida, on January 3, 2024.

Here Collection LLC

a Delaware limited liability company

By	HERE Investments Inc., a Delaware corporation Its: Managing Member

	By:	/s/ Corey Ashton Walters
	Name:	Corey Ashton Walters
	Title:	Chief Executive Officer

This Annual Report has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Corey Ashton Walters	Chief Executive Officer,	January 3, 2024
Chief Financial Officer and Director of Here Investments Inc.
(Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)